Exhibit (a)(1)(H)

Red Oak Partners

FOR IMMEDIATE RELEASE

For further information contact David Sandberg, Red Oak Partners, LLC, (212) 614-8952, dsandberg@redoakpartners.com.

Red Oak Announces Tender Offer For 1.5 Million Shares of Proginet Corporation.

July 23, 2007 (New York, New York) As previously announced, Red Oak Fund, L.P., a fund managed by Red Oak Partners, LLC, is commencing a friendly tender offer to acquire up to 1.5 million shares of the common stock of Proginet Corporation (PRGF.OB) at a price, net to the seller, of $1.65 per share.  This offer is being made because Red Oak has an interest in the Company and believes its prospects for success in the future are good, said David Sandberg, Red Oak’s Managing Director.  “We believe the Company is well managed and represents an attractive investment, and we are making this offer because the number of shares available in over-the-counter transactions has been insufficient.  Also, we want to be sure that all shareholders, not just those who follow the bulletin board market, have a chance to decide whether they wish to accept our offer.”

Red Oak’s offer price represents a premium of approximately 25 cents per share over the closing price on July 18, 2007, the trading day before the first announcement of the offer, which represents approximately an 18% premium.  This represents a premium of approximately 29% to the average price at which Proginet was trading on the over-the-counter bulletin board market in the six month period preceding this announcement and a premium of approximately 48% to the average trading price for the one year period preceding this announcement.

Red Oak Partners is a privately held investment fund formed for the purpose of investing primarily in publicly traded equity securities.

Red Oak’s offer to purchase has been filed with the Securities and Exchange Commission on Schedule TO and is made only by a formal offer to purchase and letter of transmittal which will be mailed to all shareholders of record as of a recent date. Red Oak’s depositary for its offer is American Stock Transfer & Trust Company, which can be reached at (781) 921-8317 or contacted at the following contact information:

By Overnight Courier:	By Mail:	By Facsimile Transmission:

American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	(781) 234-5001

PRGF shareholders should read the tender offer statement and other related documents.  The tender offer statement and other filed documents are available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Red Oak.  Stockholders are encouraged to contact Mr. David Sandberg, Managing Director of Red Oak at telephone number (212) 614-8952 or by email at dsandberg@redoakpartners.com.